The India Fund, Inc.
345 Park Avenue
New York, New York 10154
     As required by Rule 17g-1(g) under the Investment Company Act of 1940, as amended (the “1940 Act”), The India Fund, Inc. (the “Fund”), has filed with the Securities and Exchange Commission:
•	A copy of the Fund’s Investment Company Blanket Bond; and

•	An Assistant Secretary’s Certificate certifying resolutions of the Fund’s Board of Directors, including a majority of the Board of Directors who are not “interested persons” of the Fund under the 1940 Act, approving the form and amount of the bond.
     The premium for the fidelity bond has been paid for the period from 12:01 a.m., Eastern Standard Time, on February 14, 2011 to 12:01 a.m., Eastern Standard Time, on November 1, 2011.